STET Hellas Telecommunications SA

STET HELLAS 1st QUARTER 2003 SUMMARY FINANCIAL RESULTS NET INCOME UP 71.9% EBITDA MARGIN AT 35.0% OF SERVICES REVENUES ABSOLUTE EBITDA IMPROVES 30.1% TOTAL REVENUES INCREASED 26.9%

ATHENS, April 30, 2003 – STET Hellas Telecommunications SA (NASDAQ: STHLY; Amsterdam: STHLS) today announced another set of strong financial results for the first quarter of 2003.

Revenues from telecommunications services increased by 26.4% year-on-year to € 175.3 million, representing 95.5% of total revenues. Total revenues reached € 183.6 million in the period, an increase of 26.9% year-on-year.

The growth in revenues was mainly led by:

•	higher monthly fee revenues, stemming from the successful uptake of our bundled-minutes based TELESTET packages

•	continuous strong improvement in outgoing traffic revenues, positively affected by a 26.4% year-on-year increase in average outgoing traffic, as a result of a higher-quality customer base

•	increased contribution of mobile-to-mobile interconnection charges.

Consequently, blended ARPU for the period increased by 7.1% to € 22.8, versus € 21.3 in the first quarter of 2002, while contract ARPU improved by 12.2% to € 45.2 in the same period.

EBITDA (operating profit before depreciation & amortization) for the first quarter of 2003, was € 61.3 million, increasing 30.1% year-on-year. The EBITDA margin on total revenues reached 33.4% in the quarter, versus 32.5% in the first quarter of 2002, while the EBITDA margin on service revenues increased to 35.0%, up from 33.9% in 1Q02.

EBITDA Breakdown

	1Q03	1Q02	% Change

Total Revenues	183,579	144,714	26.9%

Total Operating Costs	148,035	121,496	21.8%

Operating Income	35,544	23,218	53.1%

Depreciation and Amortization	25,724	23,869	7.8%

EBITDA	61,268	47,087	30.1%

EBITDA margin on total revenues	33.4%	32.5%

Operating income for the period grew by 53.1% to € 35.5 million or 20.3% of service revenues.

The company’s earnings before taxes for the first quarter of 2003 improved by 71.0% to € 32.3 million, representing 18.5% of service revenues.

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STET Hellas Telecommunications SA

Net income in the quarter reached € 19.7, up 71.9% year-on-year, bringing the net income margin on service revenues to 11.2%, versus 8.3% in the corresponding period of 2002.

Net financial debt decreased to € 222.2 million, from € 246.5 at the end of 2002.

The results are consolidated, un-audited and based on US Generally Accepted Accounting Principles (US GAAP).

“Having entered 2003 on the solid foundation laid during the last two years, STET Hellas’ first quarter results reaffirm our ability to consistently deliver strong operational and financial performance,” stated Mr. Nikolaos Varsakis, Managing Director and Chief Executive Officer of STET Hellas. “Further improving top and bottom line profitability, we are successfully adapting to the new challenges of the Greek mobile environment where our effective strategy towards long-term profitability improvement will continue to guide our progress.”

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Investor Relations: Rania Bilalaki Tel: +30 210 615 8585 ir@telestet.gr www.telestet.gr/en/ir.cfm	STET Hellas Telecommunications SA (Nasdaq: STHLY; Amsterdam: STHLS) is at the forefront of mobile communications in Europe. To its growing base of more than 2.5 million customers in Greece, the company’s Telestet brand stands for innovative products and services. The company’s majority shareholder is TIM International NV of the Telecom Italia Group (NYSE: TI), and its stock is publicly traded on the Nasdaq and Amsterdam exchanges

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